UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
___________________________

Momenta Pharmaceuticals, Inc.
(Name of Issuer)
___________________________

COMMON STOCK, Par Value $.0001 Per Share
(Title of Class of Securities)
___________________________
60877T100
(CUSIP Number)
___________________________
Peter Rupprecht
Novartis Pharma AG
Lichstrasse 35
CH 4058 Basel, Switzerland
+416132445570

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
___________________________
Copy to:
Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
___________________________
July 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis AG I.R.S. Identification Nos. of Above Persons (entities only). 00-0000000
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power
	8)	Shared Voting Power 4,708,679
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 4,708,679
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,679
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 13.1%
14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis Pharma AG I.R.S. Identification Nos. of Above Persons (entities only). 00-0000000
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power
	8)	Shared Voting Power 4,708,679
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 4,708,679
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,679
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 13.1%
14)	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer.

        This statement on Schedule 13D (the "Statement") relates to common stock, par value $.0001 per share (the “Common Stock”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 675 West Kendall Street, Cambridge, Massachusetts 02142.

Item 2.    Identity and Background.

        (a) - (c); (f)    Novartis AG ("Novartis") is a Swiss corporation and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacture, sale and distribution of innovative healthcare products. Novartis is a holding company whose principal businesses, which are conducted by its various operating subsidiaries, are pharmaceuticals and consumer health, which includes generics, over-the-counter self-medication, animal health, medical nutrition, infant and baby foods and products and eye care products. Novartis's principal business address is located at Lichstrasse 35, 4056, Basel, Switzerland.

        Novartis Pharma AG (the "Investor") is Swiss corporation and is a wholly-owned subsidiary of Novartis. The Investor is principally engaged in the research and development, production and worldwide marketing of pharmaceuticals. The Investor's principal business address is located at Lichstrasse 35, CH 4058 Basel, Switzerland.

        Novartis and the Investor are collectively referred to herein as the "Reporting Persons".

        The name, function, business address, citizenship and present principal occupation of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and incorporated herein by reference.

        (d) - (e)    Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        The aggregate amount of funds required by the Investor to purchase the Securities (as defined in Item 4) will be $75,000,000. The Investor expects the funds to be used to purchase the Securities will be obtained from working capital and no part of the purchase price for the Securities will consist of borrowed funds.

Item 4.    Purpose of Transaction.

        On July 25, 2006, in connection with the execution of a memorandum of understanding (the "MOU") among Sandoz AG (an affiliate of the Reporting Persons) and the Issuer relating to a collaboration to develop complex generics and follow-versions of biotechnology drugs, the Investor entered into a Stock Purchase Agreement (the "Purchase Agreement") with the Issuer. Pursuant to the terms of the Purchase Agreement and subject to the satisfaction or waiver of the conditions set forth therein, the Investor will acquire 4,708,679 newly-issued shares of Common Stock (the "Securities") from the Issuer for an aggregate purchase price of $75,000,000 in cash.

        The preceding description of the Purchase Agreement is qualified by reference to the full text of the Purchase Agreement, filed as Exhibit 1 hereto and incorporated herein by reference in its entirety.

        The Reporting Persons are acquiring the Securities for general investment purposes.

        Other than as described above, neither of the Reporting Persons have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Subject to the terms of the Purchase Agreement and the Investor Rights Agreement entered into concurrently therewith (the “Investor Rights Agreement”), each Reporting Person may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Additionally, each Reporting Person reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by such Reporting Person and subject to the terms of the Purchase Agreement and the Investor Rights Agreement.

Item 5.    Interest in Securities of the Issuer.

        (a) - (c)    As of the date hereof, the Investor has the right to acquire the shares of Common Stock from the Issuer pursuant to the Purchase Agreement and may be deemed to be the record and beneficial owner of the Securities. As a result of the Investor's right to acquire the shares of Common Stock from the Issuer pursuant to the Purchase Agreement, Novartis may be deemed to be the beneficial owner of the Securities. Following the issuance of 4,708,679 shares of Common Stock as contemplated by the Purchase Agreement with the Issuer, the Securities will, based on publicly available information, represent approximately 13.1% of the then outstanding Common Stock and the Reporting Persons will have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities.

        Except as described in this Statement, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Schedule I hereto (i) beneficially owns any additional shares of Common Stock or (ii) has effected any transactions in the shares of Common Stock in the past sixty days.

      (d) - (e) Not applicable

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to the Investor Rights Agreement, the Issuer has agreed to register under the Securities Act of 1933 sales by the Investor and certain of its transferees (the "Holders") of the Securities. The Holders may make two demand registrations per year, subject to specified limitations, including limitations on the number of Securities to be registered and the timing of such registrations. The Holders may also piggyback on the demand registrations of other stockholders or on a registration of the Issuer, subject to similar limitations.

        Pursuant to the Investor Rights Agreement, the Investor has agreed not to take certain actions to acquire more than 13.5% of the total outstanding voting securities of the Issuer or influence control of the Issuer until the earliest of (i) the termination of the MOU (or, if later entered into, the collaboration and license agreement contemplated thereby), (ii) the Termination Date (as defined in the Investor Rights Agreement) and (iii) 24 months from the date of the closing of the purchase of the Securities.

        The preceding description of the Investor Rights Agreement is qualified by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference in its entirety.

        Except for the transactions and agreements provided for or contemplated by the Purchase Agreement and the Investor Rights Agreement, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated as of July 25, 2006, by and between Momenta Pharmaceuticals, Inc. and Novartis Pharma AG.
Exhibit 2	Investor Rights Agreement, dated as of July 25, 2006, by and between Momenta Pharmaceuticals, Inc. and Novartis Pharma AG.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED: August 4, 2006

NOVARTIS AG
by	/s/ Dr. Urs Baerlocher
Name: Dr. Urs Baerlocher
Title: Head General Affairs

NOVARTIS PHARMA AG
by	/s/ Dr. Urs Baerlocher
Name: Dr. Urs Baerlocher
Title: Head General Affairs

SCHEDULE I
Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis. The business address of each individual is Novartis AG, Lichstrasse 35, CH-4002 Basel, Switzerland.

Name and Function	Citizenship	Present Principal Occupation
Daniel Vasella, M.D. Chairman of the Board of Directors, Chief Executive Officer	Switzerland	Chairman of the Board of Directors, Chief Executive Officer
Helmut Sihler, J.D., Ph.D. Vice Chairman of the Board	Austria	Retired
Hans-Joerg Rudloff	Germany	Chairman of Barclays Capital, the Investment Banking Division of Barclays Group, 5 The North Colonnade, Canary Wharf, London, E14 4BB, United Kingdom
Dr. h.c. Birgit Breuel	Germany	Retired
Peter Burckhardt, M.D.	Switzerland	Head of Medical Service at the University Hospital of Lausanne, CH - 1011, Lausanne, Switzerland
Srikant Datar, Ph.D	U.S.A.
Senior Associate Dean for Executive Education at the Graduate School of Business Administration of Harvard University, Harvard Business School, Executive Education Programs, Soldiers Field, Boston, MA, U.S.A. 02163

Name and Function	Citizenship	Present Principal Occupation
William W. George	U.S.A.	Professor of Management Practice at Harvard Business School, Soldiers Field, Boston, MA, U.S.A. 02163
Alexandre F. Jetzer	Switzerland	Consultant
Pierre Landoldt	Switzerland	President of the Sandoz family foundation, 85, Avenue Général-Guisan, CH-1009 Pully, Switzerland
Ulrich Lehner, Ph.D.	Germany	President and CEO of Henkel KGaA, a manufacturer and vendor of consumer products, Henkelstrasse 67, 40191, Duesseldorf, Germany
Dr. Ing Wendelin Wiedeking	Germany	Chairman of the Executive Board of Dr. Ing. h.c. F. Porsche AG, automobile manufacturer, 70432 Stuttgart, Germany
Rolf M. Zinkernagel, M.D.	Switzerland	Professor and Director of the Institute of Experimental Immunology at the University of Zurich, Sternwartstrasse 2, 8091 Zurich, Switzerland
Urs Baerlocher, J.D.	Switzerland	Head General Affairs
Raymund Breu, Ph.D.	Switzerland	Chief Financial Officer
Juergen Brokatzky-Geiger, Ph.D.	Germany	Head of Human Resources
Paul Choffat, J.D.	Switzerland	Head of Consumer Health Division
Thomas Ebeling	Germany	Head of Pharmaceuticals Division

Name and Function	Citizenship	Present Principal Occupation
Marc C. Fishman, M.D.	U.S.A.	President of the Novartis Institutes for BioMedical Research
Andreas Rummelt, Ph.D.	Germany	Head of Sandoz division

        Directors and Executive Officers of Novartis Pharma AG

        The name, function, citizenship and present principal occupation of each of the directors and executive officers of the Investor are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with the Investor. The business address of each individual is Novartis AG, Lichstrasse 35, CH-4002 Basel, Switzerland.

Name and Function	Citizenship	Present Principal Occupation
Daniel Vasella Chairman of the Board of Directors, Chief Executive Officer c/o Novartis AG Lichtstrasse 35 CH-4002 Basel, Switzerland	Switzerland	Chairman of the Board of Directors, Chief Executive Officer
Dr. Raymund Breu c/o Novartis AG Lichtstrasse 35 CH-4002 Basel, Switzerland	Switzerland	Chief Financial Officer
Thomas Ebeling c/o Novartis AG Lichtstrasse 35 CH-4002 Basel, Switzerland	Germany	Head of Pharmaceuticals Division

Exhibit Index

Exhibit	Description
1	Stock Purchase Agreement, dated as of July 25, 2006, by and between Momenta Pharmaceuticals, Inc. and Novartis Pharma AG.
2	Investor Rights Agreement, dated as of July 25, 2006, by and between Momenta Pharmaceuticals, Inc. and Novartis Pharma AG.